EXHIBIT 99.1

Osisko Announces Agreement to Acquire a Metals Stream on the High-Grade Trixie Mine in Utah’s Historic Tintic Mining District

MONTREAL, Jan. 25, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) is pleased to announce that its wholly-owned subsidiary, Osisko Bermuda Limited (“OBL”) has signed a non-binding term sheet with Osisko Utah LLC, a wholly-owned subsidiary of Osisko Development Corp. (collectively “ODV”) (ODV: TSX-V), with respect to a US$20-40 million metals stream (the “Stream”) to facilitate ODV’s acquisition of the high-grade Trixie Mine (the “Trixie Mine”), as well as mineral claims covering more than 17,000 acres in Central Utah’s historic Tintic Mining District (the “Tintic Property”). ODV announced today that it has agreed to acquire a 100% interest in the Trixie Mine and Tintic Property through the acquisition, directly and indirectly, of all of the shares in the capital of Tintic Consolidated Metals LLC (“Tintic”) from IG Tintic LLC and Ruby Hollow LLC (the “Acquisition Transaction”).

TINTIC HIGHLIGHTS

  Trixie is one of the highest grade gold mines in the world
    Exploration mining conducted in 2021 produced 14,709 ounces of gold at an average head grade of 59 g/t.
    The newly-discovered ultra-high grade T2 structure adjacent to existing underground infrastructure has returned average grades of 93 g/t Au and 135 g/t Ag from more than 2,300 samples collected over a 215m strike length.
  Proposed expansion and operational improvements
    In the near term, ODV is proposing to complete technical work with the objective that it will justify further development at the Trixie Mine, targeting an increase in throughput to 500 tons per day by the end of 2024 which could increase production from approximately 20k ounces of gold per annum currently to approximately 100k ounces of gold per annum upon completion of the expansion.
  Significant exploration upside at Trixie
    Gold mineralization remains open up and down dip and along strike.
    T2 structure shows excellent continuity of high grades and appears to be increasing in thickness towards the upper contact with shale.
    Exploration outside of the T2 structure planned along the 5 km Trixie trend.
  Exposure to extensive land package in prolific brownfields district
    More than 17,000 acres of mining claims (including more than 14,200 acres of which are patented) in Utah's second most productive mining district after Bingham Canyon.
    T2 structure at Trixie represents a new style of mineralization and future exploration efforts will be focused on finding similar structures at other past producing mines in the district.
    Other brownfields targets within the broader land package include the historic Burgin mine, Eureka Standard mine and North Lily prospects, as well as known polymetallic and copper porphyry targets.

STREAM DETAILS

  Upfront Deposit: OBL will make an upfront cash payment to ODV totaling at least US$20 million and up to US$40 million (the “Deposit”). ODV may elect to draw the Deposit in full or in part upon closing of the Acquisition Transaction, with the proceeds to be used to fund the upfront consideration for the Acquisition Transaction.

  Streamed Metal: Should ODV elect to draw the full Deposit amount, OBL will purchase 5.0% of all metals produced from the Project until 53,400 ounces of refined gold have been delivered (the “Threshold Stream”). Thereafter, OBL will purchase 4.0% of all metals produced from the Project for the remaining life of mine (the “Tail Stream”). The Threshold Stream and Tail Stream shall be reduced pro rata should ODV elect to draw less than the full Deposit amount.

  Production Payments: OBL will make ongoing payments for refined metal delivered to the Stream equal to 25% of the spot prices on the day prior to the date of delivery.

  Security: The Stream shall be a senior secured, first ranking obligation of ODV, inclusive of guarantees.

  Area of Interest: The Stream shall be referenced to production from the entire Tintic Property, including the Trixie mine.

  Closing: The Stream is expected to close concurrently with the closing of the Acquisition Transaction, subject to certain conditions precedent to closing, including, but not limited to, execution of all definitive agreements with respect to the Stream and the Acquisition Transaction.

ABOUT THE TRIXIE MINE

The Trixie Mine is past producing operation located in Central Utah’s historic Tintic Mining District. There are six levels of historic underground development accessed by a shaft to a depth of 412 meters (1,350 ft), as well as grid power, potable water and a permitted tailings facility on site.

In April 2021, exploration efforts at the Trixie Mine lead to the discovery of the ultra-high grade T2 structure approximately 625ft below surface and directly adjacent to existing underground infrastructure. Since then, over 2,300 underground face samples have been collected over a 215m strike length with an average grade of 93 g/t gold and 135 g/t silver (see Figure 1). T2 mineralization remains open up and down dip and along strike, and shows excellent continuity of high grades. A second phase of exploration is ongoing, including drilling east of the Trixie Mine along the T2 structure over a 1km strike length and to a depth of 300m.

Small scale exploration mining at Trixie recommenced in late 2020, and since mid-2021 operations have been focused within the T2 zone. In 2021, the Trixie Mine produced 14,709 ounces of gold at an average head grade of 59 g/t. More recently, throughput has averaged approximately 45 tons per day. Processing is currently done on site and at a toll facility using cyanide vat and heap leaching.

Upon closing of the Acquisition Transaction, ODV expects to undertake a 15,000 meter diamond drill program at Trixie and release an initial NI43-101 compliant Mineral Resource Estimate by year end. Concurrently, ODV plans to complete advanced technical studies aimed at increasing the throughput at Trixie to approximately 500 tpd by the end of 2024 through development of a surface decline to allow for mechanized mining as well as construction of a new processing plant. It is expected that Trixie could produce over 100k ounces of gold per annum upon completion of the expansion.

ABOUT THE TINTIC PROPERTY

The Tintic Property consists of more than 17,000 acres of mining claims located in a classic porphyry epithermal district with many associated styles of mineralization identified, including high sulphidation precious metal rich veins and breccias, intermediate sulphidation base metal and precious metal rich veins and breccias, lead-zinc-silver-gold carbonate replacement deposits, and copper-molybdenum-gold porphyries. Small scale mining and prospecting started in the 1860’s and organized mining for gold, silver, lead, zinc and copper began in 1892. The Tintic Mining District’s historical recorded production (1892-2002) totaled 2.9M ounces of gold, 285M ounces of silver, 128k tons of copper, 1,163k tons of lead, and 259k tons of zinc.

The Tintic Property hosts 23 past producing precious metal and polymetallic mines, including the past producing Trixie mine, Burgin mine and Eureka Standard mine. Long-term, ODV plans to undertake exploration programs around known polymetallic and underlying copper porphyry targets within the broader land package.

For more information related to the Trixie mine and Tintic Property, please refer to ODV’s press release dated January 25, 2022 titled “Osisko Development Announces Proposed Acquisition of Tintic Consolidated Metals” and filed on www.sedar.com.

Figure 1: T2 Structure Underground Face Samples is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/08c0b151-321f-4754-9f06-934d4e0f0233

Qualified Person

The scientific and technical content of this news release has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo., Vice President, Project Evaluation at Osisko Gold Royalties Ltd, who is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 160 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:
Heather Taylor Vice President, Investor Relations Tel: (514) 940-0670 #105 Email: htaylor@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance.  These forward‐looking statements, may involve, but are not limited to, statement that all conditions will be met to close the Stream concurrently with the closing of the Acquisition Transaction by ODV, statements with respect to future events or future performance, the realization of the anticipated benefits deriving from Osisko’s investments, the general performance of the assets of Osisko, and the results of exploration, development and production activities as well as expansions projects relating to the properties in which Osisko holds a royalty, stream or other interest. Words such as “may”, “will”, “would”, “could”, “expect”, “suggest”, “appear”, “believe”, “plan”, “anticipate”, “intend”, “target”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business. Such risks and uncertainties include, among others, that the financial information presented in this press release is preliminary and could be subject to adjustments, the successful continuation of operations underlying the Corporation’s assets, the performance of the assets of Osisko, the growth and the benefits deriving from its portfolio of investments, risks related to the operators of the properties in which Osisko holds a royalty, stream or other interest, including changes in the ownership and control of such operators; risks related to development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest, the influence of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. In this press release, Osisko relies on information publicly disclosed by third parties pertaining to its potential new assets: the Stream on the Tintic Property and, therefore, assumes no liability for such third party public disclosure.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking statements set forth herein reflect Osisko’s expectations as at the date of this press release and are subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.